Edwards Group Limited
Global Headquarters:
Crawley Business Quarter
Manor Royal, Crawley
West Sussex RH10 9LW
United Kingdom

April 23, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Notice of Disclosure Filed in the Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Edwards Group Limited has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on April 23, 2013.

Very truly yours,

Adam Ramsay

Legal Director

Edwards Group Limited: Registered Office: P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
A company incorporated in Grand Cayman. Registered number 266201.